Correspondence

January 8, 2026

US Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Sarah Sidwell

Washington, D.C. 20549

Re:	Cyber Enviro-Tech, Inc. Offering Statement on Form 1-A Filed on December 30, 2025 File No. 024-12698

Dear Ms. Sidwell:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Cyber Enviro-Tech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 pm., Eastern Time on Friday, December 9, 2026, or as soon thereafter as is practicable.

We understand that the Commission will not be reviewing the filing.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and
•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand at (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

Cyber Enviro-Tech, Inc.

By: /s/ Kim Southworth

Kim Southworth

(Principal Executive Officer)